October 13, 2020

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Resgreen Group International, Inc.

Offering Statement on Form 1A

Filed August 18, 2020

File No. 2411297

Dear Mr. Kelly,

The Company is in receipt of the Commission’s letter dated October 13, 2020. The Company has amended its filing on Form 1-A in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Cover Page of Offering Circular, page 1

1. The cover page of the offering circular must include a bona fide estimate of the range of the maximum offering price because you indicate in Part I of Form 1-A that you intend to price the offering after qualification. See Item 1(j) of Part II of Form 1-A, and revise.

Response:

The Company has added the maximum number of shares issuable pursuant to the offering on the cover page of the offering circular.

Should the staff have any additional comments they contact counsel for the Company Jonathan D. Leinwand, Esq., at (954) 903-7856.

Very Truly Yours,

RESGREEN GROUP INTERNATIONAL INC.

By: /s/ Parashar Patel

Parashar Patel, CEO